ASTA HOLDINGS, CORP.

2360 CORPORATE CIRCLE, SUITE 400

HENDERSON

NEVADA, 89074-7739

February 4, 2014

Ms. Loan Lauren P. Nguyen

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Asta Holdings, Corp.

       Registration Statement on Form S-1

       Filed December 31, 2013

       File No. 333-193153

Dear Ms. Nguyen:

Further to your letter dated January 27, 2014, concerning the deficiencies in Form S-1 filed on December 31, 2013, we provide the following responses:

General

Response to comment #1: We did not present any written communication to potential investors. We do not have any written materials or research reports about us that have been published or distributed, and there is no any broker or dealer that is participating or will participate in our offering.

Response to comment #2: We do not intend to use any artwork.

Response to comment #3: In response to this comment we have referred to Rule 405 of Regulation C under the Securities Act of 1933, as amended, which defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. While Asta Holdings, Corp. is a development stage company, it is not a shell company. We do not believe that we can be classified as a company having “no or nominal operations”. From inception, the Registrant’s management has devoted a significant amount of time to form the company and to develop its business plan. In furtherance of the Registrant’s planned business, the Registrant’s management researched and analyzed the existing yacht maintenance market in Kaliningrad province of the Russian Federation. As a result we came to conclusion that there is a demand for yacht maintenance services and there is opportunity to build a profitable business. In addition, on December 19, 2013 we signed yacht maintenance agreement with Inturia, Ltd. and on January 2, 2014 our first revenue of $1,000 was realized pursuant to the signed agreement.

The Registrant does not believe that the above-mentioned activities and the various other activities it has undertaken in the furtherance of its planned business can be classified as having “no or nominal operations”.

Response to comment #4: We have revised our prospectus in accordance with the comments of the Commission to to clarify that Mr. Astafurau is the sole officer and director of Asta Holdings, Corp. throughout the filing. Also we deleted references to existing “shareholders” or replaced them with “then existing shareholders”.

Cover Page of Prospectus, page 3

Response to comment #5: In response to this comment we deleted the duplicative disclosure from the cover page, as requested.

We confirm that we limited the prospectus cover page to one page.

Prospectus Summary, page 6

Response to comment #6: In response to this comment we removed our statement on page 33 that is “highly questionable” that we will expand our services to North America in the near future.

Response to comment #7: In response to this comment we explained our relationship with Inturia, Ltd:

“Inturia Ltd is not an affiliate of Asta Holdings, Corp.”

Response to comment #8: In response to this comment we revised our disclosure to discuss our sole officer’s and director’s reasons for pursuing public company status at this time in the company’s development and limited time and attention from our sole officer and director.  Please refer to page 6 of the prospectus:

“Even though our sole officer and director Mr. Astafurau will devote only a limited time to the company and has no experience in managing a public reporting company his background, experience and business contacts in yacht maintenance industry are essential to our business and have already resulted in the first revenues of $1,000 earned on January 2, 2014 pursuant to the signed agreement and are anticipated to result in the future revenues.

“Although we incurred losses since inception we anticipate the loans from Mr. Astafurau, earned revenues of $1,000 and potential revenues of $5,000 pursuant to the signed agreement with Inturia, Ltd.  to mostly cover for the minimum costs necessary to pay  the costs of our reporting requirements (approximately $8,000). We may seek to obtain loans from our director, although no such arrangement has been made.”

Response to comment #9: In response to this comment we disclosed our burn rate and how long we anticipate our present capital will last at this rate. We also disclosed our current cash balance on hand. Please refer to page 23 of the prospectus:

“Our burn rate (or average monthly costs) is approximately $697. Our expenses to date are $4,877, we were incorporated on June 12, 2013 therefore our monthly burn rate is $4,877/7 months. As of the date of the prospectus we had $1,130 cash in our bank account. Assuming no additional revenues from the signed service agreement we anticipate that our present capital will last for 1.5 months at this rate.”

“Our cash balance was $2,723 as of October 31, 2013 and $1,130 as of the date of this prospectus.”

Risk Factors, page 8

Response to comment #10:  In response to this comment we revised the disclosure to introductory paragraph as requested:

“INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. WE HAVE DISCUSSED ALL KNOWN MATERIAL RISKS.  PROSPECTIVE PURCHASERS OF THE SECURITIES OFFERED HEREBY SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS IN EVALUATING THE COMPANY AND ITS BUSINESS.”

Response to comment #11: We have no employment agreements with our sole officer and director. Even though Mr. Astafurau is our sole officer and director and will have sole discretion to determine his salary, we do not contemplate entering into any employment agreements or to pay him any salary until such time as we begin profitable operations. Mr. Astafurau will not be compensated after the offering and prior to profitable operations. There is no assurance that we will ever generate sufficient revenues from our operations.

Response to comment #12: In response to this comment we added the risk factor as requested:

Because the companies in our industry appear to consist of mostly non-public companies we might have a competitive disadvantage.

Because the companies in our industry appear to consist of mostly non-public companies, a company of our size in yacht maintenance industry with the added expenses of being a reporting company might have a competitive disadvantage and it may negatively impact our business.

Response to comment #13: In response to this comment we added the risk factor as requested:

“Because we do not have any insurance, if we are made a party of a products liability action, we may not have sufficient funds to defend the litigation.

We do not maintain any insurance and do not intend to maintain insurance in the future. Because we do not have any insurance, if we are made a party of a products liability action, we may not have sufficient funds to defend the litigation. If that occurs a judgment could be rendered against us that could cause us to cease operations.”

 “As an “emerging” growing company” under the Jobs Act, page 11

Response to comment #14: In response to this comment we revised the disclosure as requested and added a paragraph to our MD&A section as follows:

“We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

-

have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

-

comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

-

submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

-

 disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Until such time, however, we cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.”

We are solely dependent upon the funds to be raised in this offering to start, page 8

Response to comment #15: In response to this comment we revised the disclosure throughout the prospectus as requested.

We are solely dependent upon the funds to be raised in this offering to start, page 9

Response to comment #16: In response to this comment we revised the heading of the risk factor on page 9 as requested:

“Our offering has no minimum structure.  Specifically, there is no a minimum number of share that needs to be sold in this offering for us to access the funds.

We need the proceeds from this offering to fully start our operations. Our offering has no minimum structure.  Specifically, there is no a minimum number of share that needs to be sold in this offering for us to access the funds. There is no assurance that we will generate sufficient funds to cover the costs of the offering. Given that the offering is a best efforts, self-underwritten offering, we cannot assure you that all or any shares will be sold. We have no firm commitment from anyone to purchase all or any of the shares offered. We will need additional funds to complete further development of our business. There is no assurance that any additional financing will be available or if available, on terms that will be acceptable to us.”

Response to comment #17:  By no minimum structure we mean that there is no a minimum number of share that needs to be sold in this offering for us to access the funds.

Because our sole officer and director has other business interest, page 10

Response to comment #18: In response to the comment we expanded to identify and described Mr. Astafuraus’ other business activities. We also added the risk factor discussing the potential conflicts of interests:

“Because our sole director has an interest in a company involved in the same industry, there is a potential conflict of interest, including the amount of time he is able to dedicate to Asta Holdings, Corp. and its business.

Our sole director Mr. Astafurau is associated with another company that is engaged in business activities similar to those conducted by us. Mr. Astafurau is working as marine engineer for Plus Vessel, Ltd., a Russia based crewing agency and managing company that provides a full range of yacht maintenance services. Plus Vessel, Ltd. is not an affiliate of Asta Holdings, Corp.

Potential conflict of interest may arise in future that may cause our business to fail, including conflict of interest in allocating Mr. Astafurau’s time to our company as well as additional conflict of interests over determining to which entity a particular business opportunity should be presented. While our sole officer and director has verbally agreed to present business opportunities first to us, subject to any pre-existing duty he may have, we have not adopted a policy that expressly prohibits our sole officer and director Mr. Astafurau from having a direct or indirect financial interest in potential future opportunity or from engaging in business activities of the types conducted by us. As a result, in determining to which entity particular business opportunities should be presented, our sole officer and director Mr. Astafurau may favor his own interests and the interests of Plus Vessel, Ltd. over our interests and those of our shareholders, which could have a material adverse effect on our business and results of operations.”

Purchase PC/Equipment, page 25

Response to comment #19: In response to this comment we described the equipment we must acquire on page 25 of the prospectus:

“Purchase PCs/Equipment. Time Frame: 5th-6th. Minimum cost $4,500.

After our office is established we intend to purchase computers and equipment necessary for our business. Purchase costs of 2 computers we plan on acquiring will be approximately $4,500 and equipment will cost approximately $11,000. Yacht/boat maintenance equipment/accessories include any item meant for cleaning or maintaining a boat including repair tools, cleaning equipment, boat covers, tow ropes, cables, and electronic parts. Usually, accessories include actual equipment, basic safety gear, as well as supplies for maintaining a boat. If we sell 75% of the shares offered we will purchase latest version of PCs and equipment that will cost $4,500 and $15,000 accordingly.”

Commence Marketing Campaign, page 26

Response to comment #20: In response to this comment we reconciled the disclosure as requested:

	50%	100%
Marketing costs	$1,500	$6,000
Website development costs	2,000	4,000
PCs purchase	4,500	4,500
Equipment	11,000	15,000
Legal and Professional fees	8,000	8,000
Office Set Up	2,000	5,000
Salaries/Independent Contractor Fees		15,000
Other	1,000	2,500
Total	______ $30,000	______ $60,000

Hire Part-Time yacht maintenance specialist, page 26

Response to comment #21: In response to the comment the company deleted its statement regarding the “broad connections” of the yacht specialist:

“Hire Part-Time yacht maintenance specialist. Time Frame: 10th-12th months. Estimated Cost $15,000.

If we sell 100% of the shares in this offering, we will hire one part-time yacht maintenance specialist with good knowledge of the yacht industry.”

Response to comment #22: In response to this comment we reconciled the disclosure as requested.

Liquidity and Capital Resources, page 28

Response to comment #23: In response to the comment the company added a paragraph clarifying the amount of funds we must raise to support our operations for one year:

“We will require minimum 50% of securities offered for the sale in this offering to be sold ($30,000) to fund our planned operations for the 12-month period.”

Response to comment #24: In response to the comment the company deleted its statement regarding the subsequent private offerings of our equity or debt securities.

Marketing Our Products, page 33

Response to comment #25: In response to this comment we revised the disclosure as requested:

“We do not plan to target any particular portion of the Russian market and do not intend on concentrating on any particular geographic markets within Russia.”

Response to comment #26: In response to this comment we revised the disclosure as requested:

“We also plan to attend shows and exhibitions associated with boat design, construction and maintenance, which help marine designers and engineers, boat builders, naval architects and various sectors which have need of yacht maintenance in Russia come face to face and find new business opportunities and partners. We plan to attend shows and exhibitions held in the Kaliningrad province of Russia both as guests and vendors. During the first year, assuming available funds, we plan on attending one or two shows and estimate that it will cost us approximately $1,000. We intend to spend about $1,500 on marketing efforts during the first year if we sell half of the shares offered. If we sell at least 75% of the shares in this offering we will spend about $6,000 on our marketing campaign. Marketing is an ongoing matter that will continue during the life of our operations.”

Agreement, page 35

Response to comment #27: In response to this comment we revised the disclosure as requested:

“Agreement

On December 19, 2013 Service Maintenance Agreement was signed with Mr.  Nikolay Ivanov, president of Inturia Ltd. with registered office in  Moscow, Russia, owner of the sailing yacht 2008 Sea Ray 310 Sundancer. The services rendered by us under this agreement are scheduled to commence on February 1, 2014. However, the first revenues of $1,000 (coverage for the immediate expenses of the vessel) were realized on January 2, 2013 pursuant to the signed agreement. The agreement with Inturia, Ltd. contains the following material terms:

1.

Pay to ASTA upon the signing of this contract, the amount of USD 1,000 as coverage for the immediate expenses of the vessel and later a monthly amount to be determined following the subsequent future needs of the vessel.

The remuneration of ASTA for the above mentioned services is not to exceed USD 6,000 for the period of 6 (six) months.”

Offices, page 36

Response to comment #28: In response to this comment we revised the disclosure as requested:

“Offices

Our office is currently located at 14 Zelenaya Street, Ste. 20 Guryevsk, Russian Federation, 238300. Our telephone number is +01179062122773.  This is the office of our Director, Mr. Uladzimir Astafurau.  We do not pay any rent to Mr. Astafurau and there is no agreement to pay any rent in the future. There is no guarantee that the office space provided to us by Mr. Astafurau will continue to be made available without cost in the future.”

Biographical information and background of our officers and directors, page 37

Response to comment #29: In response to this comment we revised the disclosure and removed the statements as requested.

Response to comment #30: In response to this comment we clarified that Mr. Astafurau is currently employed full time by Plus Vessel Ltd.:

“Mr. Astafurau is currently employed full time as marine engineer by Plus Vessel Ltd.”

Executive Compensation, page 39

Response to comment #31: In response to this comment we revised the disclosure as requested:

“We have no employment agreements with our sole officer and director. Even though Mr. Astafurau is our sole officer and director and will have sole discretion to determine his salary, we do not contemplate entering into any employment agreements or to pay him any salary until such time as we begin profitable operations. Mr. Astafurau will not be compensated after the offering and prior to profitable operations. There is no assurance that we will ever generate sufficient revenues from our operations.”

Certain Transactions, page 44

Response to comment #32: In response to this comment we revised the disclosure as requested:

“CERTAIN TRANSACTIONS

In July 2013, we issued a total of 7,500,000 shares of restricted common stock to Uladzimir Astafurau, our sole officer and director in consideration of $7,500.

Further, Mr. Astafurau has advanced funds to us. As of July 31, 2013, Mr. Astafurau advanced us $100. Money is not due on demand and Mr. Astafurau will not be repaid from the proceeds of this offering. There is no due date for the repayment of the funds advanced by Mr. Astafurau. Mr. Astafurau will be repaid from revenues of operations if and when we generate sufficient revenues to pay the obligation. There is no assurance that we will ever generate sufficient revenues from our operations. The obligation to Mr. Astafurau does not bear interest. There is no written agreement evidencing the advancement of funds by Mr. Astafurau or the repayment of the funds to Mr. Astafurau. The entire transaction was verbal. Mr. Astafurau is providing us office space free of charge and we have a verbal agreement with Mr. Astafurau that, if necessary, he will loan the company funds to complete the registration process (pay for the offering costs, filing fees, professional fees and any other future expenses associated with the registration process of this offering). The company anticipates over the next 12 months the cost of being a reporting public company will be approximately $8,000.”

Mr. Astafurau has the means to contribute the required amount to the business (approximately $8,000) to complete the registration process.

Financial Statements, page 45

Response to comment #33: In response to this comment we deleted the statement indicating that we will provide audited financial statements to our shareholders on a quarterly basis.

Report of Independent Registered Public Accounting Firm, page F-2

Response to comment #34: In response to this comment the report of our independent registered public accounting firm was revised as requested.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

Response to comment #34: In response to this comment the consent and review report of our independent registered public accounting firm were revised as requested.

Please direct any further comments or questions you may have to the company at astaholdings@gmail.com or Thomas Stepp, Stepp Law Corporation 15707 Rockfield Boulevard, Suite 101 Irvine, California 92618, e-mail tes@stepplawgroup.com

Thank you.

Sincerely,

/S/ Uladzimir Astafurau

Uladzimir Astafurau, Director